Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to, the incorporation by reference in the Registration Statement on Form S-3 pertaining to Tucson Electric Power Company, of our report dated February 16, 2017 with respect to the consolidated statements of income, comprehensive income, changes in stockholder’s equity and cash flows of Tucson Electric Power Company for the year ended December 31, 2016, which report is included in the Company’s Annual report on Form 10-K for the year ended December 31, 2018, filed with the Securities and Exchange Commission on February 15, 2019 and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Ernst & Young LLP
Calgary, Canada
June 6, 2019